===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ---------------
                                 SCHEDULE TO/A
                                 (Rule 14d-100)

                              Amendment No. 2

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                ---------------
                              THERMO FIBERGEN INC.
                       (Name of Subject Company) (Issuer)
                                ---------------

                           THERMO FIBERGEN INC.
                     (Name of Filing Person) (Offeror)


                                KADANT INC.


            (Name of Filing Person) (Parent Company of Offeror)

                                ---------------
                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                                ---------------
                                CUSIP 88355U109
                     (CUSIP Number of Class of Securities)
                                ---------------
                         COMMON STOCK REDEMPTION RIGHTS
                         (Title of Class of Securities)
                                ---------------
                                CUSIP 88355U117
                     (CUSIP Number of Class of Securities)
                                ---------------
                            Sandra L. Lambert, Esq.
                         General Counsel and Secretary
                              Thermo Fibergen Inc.
                               245 Winter Street
                          Waltham, Massachusetts 02451
                                 (781) 370-1650
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Person)

                                with a copy to:
                              Megan N. Gates, Esq.
              Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
                              One Financial Center
                          Boston, Massachusetts 02111
                                 (617) 542-6000
                                ---------------

                           CALCULATION OF FILING FEE

==============================================================================
          Transaction valuation(1)                     Amount of filing fee(2)
------------------------------------------------------------------------------
     $25,513,374.75                                            $5,103
==============================================================================

(1) For purposes of calculating fee only. This amount is based upon (a) the maximum number of Shares to be purchased pursuant to the Offer and (b) the price offered per Share.
(2) The amount of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-
    11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid:    $5,103
   Form or Registration No.:  Schedule TO
   Filing Party:              Thermo Fibergen Inc.
   Date Filed:                August 27, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

   [_] Third-party tender offer subject to Rule 14d-1.
   [X] issuer tender offer subject to Rule 13e-4.
   [X] going-private transaction subject to Rule 13e-3.
   [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]
===============================================================================

   This Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO relates to the obligation (the "Offer") of Thermo Fibergen Inc., a Delaware corporation ("Thermo Fibergen" or the "Company"), to redeem up to 2,001,049 shares of its Common Stock, par value $0.01 per share (the "Shares"), from holders of its Common Stock Redemption Rights (the "Redemption Rights"). The Company issued the Redemption Rights as units with its Common Stock at the time of its initial public offering in 1996. Each Redemption Right entitles the holder to surrender for redemption, from September 1, 2001 until 5:00 p.m., New York City time, on October 11, 2001, one Share for each Redemption Right exercised for a redemption price of $12.75, net to the surrendering holder in cash, without interest thereon, upon the terms and subject to the conditions set forth herein and in the certificates representing the Redemption Rights. Thermo Fibergen is a 90%-owned subsidiary of Kadant Inc. ("Kadant").


Item 1. Summary Term Sheet.

   BEFORE YOU MAKE ANY DECISION WHETHER TO EXERCISE ANY COMMON STOCK REDEMPTION RIGHTS, YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION INCLUDED ELSEWHERE IN THIS TENDER OFFER STATEMENT AND RULE 13e-3 TRANSACTION STATEMENT.

  . Redemption; Purpose of the Offer. Thermo Fibergen will redeem from surrendering holders one share of Thermo Fibergen common stock for each share of common stock surrendered for redemption with a common stock redemption right. Thermo Fibergen will only redeem shares of its common stock if the holder surrenders both the common stock redemption right and share of common stock. The purpose of this offer is to comply with Thermo Fibergen's obligations under the common stock redemption rights. Thermo Fibergen issued the common stock redemption rights as units together with its common stock in Thermo Fibergen's initial public offering in 1996. Thermo Fibergen is not offering to purchase any shares of its common stock other than pursuant to the exercise of outstanding common stock redemption rights. See Item 4 for more information regarding the material terms of the common stock redemption rights. This is the final redemption period for the common stock redemption rights. The first redemption period took place during the month of September 2000. During that redemption period, a total of 2,713,951 shares of common stock was redeemed. After this final redemption period expires, holders will no longer be able to require Thermo Fibergen to redeem common stock under the terms of the common stock redemption rights.

  . Redemption Price. The redemption price for each share of common stock that a holder surrenders for redemption together with a common stock redemption right is $12.75. This price is equal to the initial public offering price on September 13, 1996 of units consisting of one share of Thermo Fibergen common stock and one common stock redemption right. The most recent reported sale prices of Thermo Fibergen common stock and common stock redemption rights prior to the date of this Amendment No. 2 to Schedule TO on the American Stock Exchange were $12.66 per share of common stock, on October 1, 2001, and $0.05 per common stock redemption right, on September 26, 2001. See Item 2 for more information regarding the trading range of Thermo Fibergen common stock and common stock redemption rights.


  . Fairness of the Redemption Price. The redemption price was determined at the time of Thermo Fibergen's initial public offering. Although neither Thermo Fibergen's nor Kadant's respective boards of directors are setting the terms of the common stock redemption rights at this time, Thermo Fibergen's and Kadant's respective boards of directors have determined that the terms of the common stock redemption rights, including the redemption price, are fair to the unaffiliated Thermo Fibergen stockholders who elect to exercise such rights during the final redemption period. See Item 13.


  . Conditions to the Redemption. Thermo Fibergen's obligation to redeem shares of its common stock is conditioned upon compliance with applicable law, including the requirement under the Delaware General Corporation Law that Thermo Fibergen have sufficient capital surplus to redeem its shares of common stock. Thermo Fibergen believes that it will have sufficient funds, together with funds that it has borrowed from Kadant during the final redemption period to redeem any shares of common stock surrendered for redemption pursuant to the outstanding common stock redemption rights. Thermo Fibergen is not required to redeem shares of its common stock pursuant to the common stock redemption rights at any time when Thermo Fibergen's capital is impaired, if the redemption would impair Thermo Fibergen's capital or if Thermo Fibergen is otherwise prohibited by law from redeeming the shares of its common stock.

  . Possible Delay in Payment. Thermo Fibergen may delay the redemption of common stock pursuant to the common stock redemption rights if the Securities and Exchange Commission has not completed its review of this Tender Offer Statement and Rule 13e-3 Transaction Statement prior to the date on which the redemption period expires or if it is otherwise prohibited by law from redeeming surrendered shares of common stock. In any such event, Thermo Fibergen intends to extend the redemption period until such point as the prohibition is lifted, and would pay for surrendered shares in full promptly after the legal prohibition or impediment no longer applies. In the event that the payment for any redemption is so deferred, the redemption price will bear interest at an annual rate equal to the base rate of Fleet National Bank. See Item 4 for more information on the conditions to the redemption.


  . Relationship with Kadant Inc. and Thermo Electron Corporation. Thermo
    Fibergen is a majority-owned subsidiary of Kadant Inc. (formerly known as Thermo Fibertek Inc.), which, until August 8, 2001, was a majority-owned subsidiary of Thermo Electron Corporation. On August 8, 2001, Thermo Electron completed a spinoff to its stockholders of its equity interest in Kadant, and Kadant is now an independent publicly traded company. However, as described in Item 5, Thermo Electron continues to guarantee the payment by Thermo Fibergen of the redemption price under the common stock redemption rights.

  . Redemption Rights and Common Stock Outstanding. As of July 31, 2001,
    11,532,849 shares of Thermo Fibergen common stock were outstanding. As of July 31, 2001, Kadant held 10,411,350 shares of Thermo Fibergen common stock, or approximately 90% of the outstanding shares of Thermo Fibergen common stock. As of July 31, 2001, 2,001,049 common stock redemption rights were outstanding, none of which were held by Kadant. Consequently, as of July 31, 2001, there were 879,550 fewer shares of Thermo Fibergen common stock held by stockholders other than Kadant than outstanding common stock redemption rights.

  . Redemption Period. The final redemption period commences on September 1,
    2001 and expires at 5:00 p.m., New York City time, on Thursday, October 11, 2001. The final redemption period had originally been scheduled to expire on September 30, 2001. As a result of the events that took place on September 11, 2001, and in order to keep the final redemption period open for at least twenty business days, Thermo Fibergen has extended the expiration date until 5:00 p.m., New York City time, on Thursday, October 11, 2001. Thermo Fibergen will treat as invalid the surrender for redemption of common stock and common stock redemption rights before the redemption period commences or after it expires. Holders of unexercised common stock redemption rights will have no further ability to exercise their rights following the expiration of the final redemption period. See "Possible Delay in Payment" above.


  . Procedures for Exercising the Common Stock Redemption Rights. In order to have Thermo Fibergen redeem your shares of Thermo Fibergen common stock during the final redemption period, you must:

    . Be the holder of record of common stock redemption rights for the number of shares of common stock that you want to surrender for redemption.

    . Be the holder of record of the number of shares of common stock that you want to surrender for redemption.

    . Complete the information on the back of your common stock redemption rights certificate; indicate the number of shares of common stock you are surrendering; execute the certificate and transmit the certificates for the shares of common stock and the common stock redemption rights certificate to American Stock Transfer & Trust Company, Thermo Fibergen's transfer agent, between

     September 1, 2001 and October 11, 2001 at the following address: 59 Maiden Lane, New York, New York 10038, Attention: Reorganization Department. You must duly endorse in blank the certificates for the shares of common stock being surrendered for redemption. In the event that you elect to redeem fewer than the number of shares of common stock represented by the stock certificate surrendered for redemption, Thermo Fibergen will issue you a new certificate for the shares of common stock that you do not surrender for redemption. Because this is the final redemption period, Thermo Fibergen will not issue you a new certificate for any common stock redemption rights remaining if you elect to exercise fewer than all of the redemption rights represented by a common stock redemption right certificate.


    . If you hold your shares of Thermo Fibergen common stock or the common stock redemption rights through a broker or other intermediary, you should contact your broker or intermediary to determine how to exercise the common stock redemption rights that you beneficially own. If you are not a record holder of either the common stock or the common stock redemption rights, you may not surrender your shares of common stock except through the record holder.

  . Payment for Redeemed Shares. If you validly surrender for redemption your shares of Thermo Fibergen common stock in accordance with the terms of the common stock redemption rights, Thermo Fibergen will pay for the shares of Thermo Fibergen common stock that you surrender within five business days after the final redemption period expires, or such later date as may be permitted by the terms of the common stock redemption rights.

  . Withdrawal of Shares Surrendered for Redemption. You may withdraw your surrender of Thermo Fibergen common stock and common stock redemption rights at any time on or prior to 5:00 p.m., New York City time, on October 11, 2001. As noted above, Thermo Fibergen intends to pay for the shares of common stock that are surrendered for redemption within five business days after the final redemption period expires. However, you may also withdraw your surrender of Thermo Fibergen common stock and common stock redemption rights at any time at or after 12:00 a.m., New York City time, on October 31, 2001, if Thermo Fibergen has not accepted and paid for the surrendered securities by that date. In order for a withdrawal to be effective, Thermo Fibergen's transfer agent must receive written notice of your withdrawal at the address set forth above on or prior to 5:00 p.m., New York City time, on October 11, 2001 or at or after 12:00 a.m., New York City time, on October 31, 2001, as the case may be.


  . Termination of Redemption Rights. The common stock redemption rights would have expired and become worthless if, prior to the beginning of the final exercise period, the closing price of Thermo Fibergen common stock, as reported on the principal trading market for such common stock, had been at least 150% of the redemption price for 20 of any 30 consecutive trading days.

  . Source of Funds. Thermo Fibergen intends to use its own working capital and a loan from its parent company, Kadant, to fund the redemption. See
    Item 7 for more information on the funding of the redemption.

  . Consequences of the Redemption. Depending upon the number of shares of Thermo Fibergen common stock surrendered for redemption during the final redemption period, the exercise of common stock redemption rights may have the following consequences:

    . The American Stock Exchange may delist the Thermo Fibergen common stock if the redemption of shares of Thermo Fibergen common stock reduces the number of publicly held shares of common stock or the number of holders of common stock to a number less than that required under the Exchange's minimum listing criteria. After the final redemption period, Thermo Fibergen plans to evaluate the benefits and detriments of seeking to delist the common stock and may determine to delist. Even if Thermo Fibergen's common stock is not delisted after the final redemption period, the reduction in the number of shares of common stock outstanding will likely adversely affect the market, including the trading volume, for Thermo Fibergen common stock after the final redemption period expires.

    . If a sufficient number of holders of common stock redemption rights surrenders shares for redemption during the final redemption period, Thermo Fibergen may be able to deregister the common stock and terminate its reporting obligations under the Securities Exchange Act of 1934, including its obligation to file annual and other periodic reports or to provide the type of going-private disclosure contained in this Tender Offer Statement and Rule 13e-3 Transaction Statement. If Thermo Fibergen is entitled to deregister the common stock under the Exchange Act, it plans to evaluate the benefits and detriments of deregistration after the final redemption period and may determine to deregister the common stock. Thermo Fibergen will only be able to deregister if the common stock is no longer listed on the American Stock Exchange.

    . Since Thermo Fibergen will not be redeeming any shares of common stock held by Kadant and the number of outstanding shares of common stock may decrease due to the exercise of common stock redemption rights, Kadant will likely continue to own after the final redemption period 90% or more of the outstanding shares of Thermo Fibergen common stock. If Kadant owns 90% or more of the outstanding shares of Thermo Fibergen common stock, Kadant will be able to cause Thermo Fibergen to merge with Kadant without any action by the board of directors or stockholders of Thermo Fibergen. Kadant plans to evaluate the benefits and detriments of a merger after the final redemption period and may determine to merge Thermo Fibergen into Kadant. In the event of such a merger, Kadant would be required to pay a fair value for the remaining Thermo Fibergen shares. The fair value of the remaining Thermo Fibergen common stock at the time of any merger with Kadant could be substantially lower than the redemption price.

    . If you do not surrender your shares of Thermo Fibergen common stock during the final redemption period, your shares will remain outstanding after the redemption period expires. You will not have another opportunity to require Thermo Fibergen to redeem your shares under the terms of the common stock redemption rights.

   Regardless of the number of shares of common stock surrendered for redemption during the final redemption period, the common stock redemption rights will expire and will be of no further effect once the final redemption period expires at 5:00 p.m., New York City time, on Thursday, October 11, 2001.

Item 2. Subject Company Information.

   (a) Name and Address. The subject company is Thermo Fibergen Inc. ("Thermo Fibergen" or the "Company"). The principal executive offices of the Company are located at 8 Alfred Circle, Bedford, Massachusetts 01730, and its telephone number is (781) 370-1650.

   (b) Securities. The exact title of the class of equity securities to be redeemed by the Company is: Common Stock, par value $0.01 per share, of the Company.

   As of July 31, 2001, 11,532,849 Shares were outstanding. The Company is a majority-owned subsidiary of Kadant Inc. ("Kadant"), which, until August 8, 2001, was a majority-owned subsidiary of Thermo Electron Corporation ("Thermo Electron"). On August 8, 2001, Thermo Electron completed a spinoff to its stockholders of its equity interest in Kadant, and Kadant is now an independent publicly traded company. However, as described in Item 5, Thermo Electron continues to guarantee the payment by the Company of the redemption price under the common stock redemption rights. As of July 31, 2001, Kadant held 10,411,350 shares of Thermo Fibergen common stock, or approximately 90% of the outstanding shares of Thermo Fibergen common stock.

   As of July 31, 2001, the Company also had 2,001,049 Redemption Rights outstanding. Kadant did not own any Redemption Rights on that date. Consequently, as of July 31, 2001, there were 879,550 fewer Shares held by stockholders of the Company other than Kadant than outstanding Redemption Rights.

   A Redemption Right entitles the holder thereof, at the holder's option, to require the Company to redeem for cash, during a specified period in 2001, one Share for $12.75, adjusted as provided below. The 2001 exercise period, which will be the final redemption period for the Redemption Rights, begins on September 1, 2001 and ends on October 11, 2001 (the "Final Exercise Period"). This Tender Offer Statement and Rule 13e-3 Transaction Statement is being filed because the Securities and Exchange Commission may deem the Final Exercise Period to constitute the commencement of a going private transaction under Rule 13e-3 and a tender offer by the Company for the Shares which could be redeemed by the Company pursuant to the outstanding Redemption Rights.


   (c) Trading Market and Price. The Shares and the Redemption Rights are listed on the American Stock Exchange under the symbols "TFG" and "TFGR", respectively. The following table sets forth the high and low closing prices per Share and Redemption Right on the American Stock Exchange, as reported in publicly available sources for each of the periods indicated.

                                                                   Redemption
                                                 Common Stock         Right
                                               ----------------- ---------------
                                                 High     Low     High     Low
                                               -------- -------- ------- -------
FISCAL YEAR ENDED JANUARY 1, 2000:
  1st Quarter................................. $  9.375 $   8.50 $ 3.375 $ 2.625
  2nd Quarter................................. $  11.75 $ 9.0625 $  2.50 $1.1875
  3rd Quarter................................. $  11.50 $11.1875 $ 1.375 $1.0625
  4th Quarter................................. $12.1875 $  10.25 $1.9375 $ 0.875
FISCAL YEAR ENDED DECEMBER 30, 2000:
  1st Quarter................................. $ 12.188 $ 11.625 $0.9375 $0.8125
  2nd Quarter................................. $12.4375 $  11.25 $  1.00 $0.5625
  3rd Quarter................................. $  12.50 $  11.50 $  0.75 $  0.25
  4th Quarter................................. $ 12.875 $  11.25 $  0.50 $ 0.375
FISCAL YEAR ENDING DECEMBER 29, 2001:
  1st Quarter................................. $ 11.625 $  11.37 $  0.75 $  0.45
  2nd Quarter................................. $  12.00 $  11.50 $  0.55 $  0.43
  3rd Quarter (through Sept. 27, 2001)........ $  12.75 $  12.10 $  0.54 $  0.01

   As of July 31, 2001, there were 11 holders of record of the Shares and approximately 175 beneficial owners of the Shares. As of July 31, 2001, there were 18 holders of record of the Redemption Rights.

   The most recent closing sale prices per Share and Redemption Right, as reported on the American Stock Exchange, prior to the date of this Amendment No. 2 to Schedule TO were $12.66, on October 1, 2001, and $0.05, on September 26, 2001, respectively.


Item 3. Identity And Background Of Filing Person.

   (a) Name and Address. One of the filing persons, which is also the subject person, is Thermo Fibergen Inc. The principal executive offices of Thermo Fibergen are located at 8 Alfred Circle, Bedford, Massachusetts 01730, and its telephone number is (781) 370-1650. The Company operates in three business segments: (1) fiber-based products, (2) composite building products, and (3) fiber-recovery and water-clarification services. The other filing person is Kadant, which owns approximately 90% of the Company's outstanding shares of Common Stock. The principal executive offices of Kadant are located at 245 Winter Street, Waltham, Massachusetts 02451, and its telephone number is 781-370-1650. Kadant operates in two business segments: the pulp and papermaking equipment and systems segment and the composite and fiber-based products segment. Kadant is a leading designer and manufacturer of stock-preparation systems and equipment, papermaking machine accessories and water-management systems for the pulp and paper industry. Until August 8, 2001, Kadant was a majority-owned subsidiary of Thermo Electron Corporation. The name and business address of each of the executive officers and directors of Thermo Fibergen and Kadant are set forth on Schedule I hereto.

Item 4. Terms Of The Transaction.

   (a) Material Terms. During the Final Exercise Period, holders of Redemption Rights may require the Company to redeem one Share for each Redemption Right exercised by such holder. Redemption Rights entitling the holders to require the Company to redeem 2,001,049 Shares were outstanding as of July 31, 2001. Upon the valid exercise of the Redemption Rights during the period beginning on September 1, 2001 and ending at 5:00 p.m., New York City time, on October 11, 2001, the Company will pay cash in the amount of $12.75 per share of Common Stock that the Company redeems, adjusted as provided below (the "Redemption Price"). Certificates for Redemption Rights may be exercised in whole or in part.


   In order to have the Company redeem your Shares during the Final Exercise Period, you must:

  . Be the holder of record of Redemption Rights for the number of Shares that you want to surrender for redemption.

  . Be the holder of record of the number of Shares that you want to surrender for redemption.

  . Complete the information on the back of your Redemption Rights Certificate, indicate the number of Shares being surrendered, execute the Certificate and transmit the certificates for the Shares and the Redemption Rights Certificate to American Stock Transfer & Trust Company, Thermo Fibergen's transfer agent, between September 1, 2001 and October 11, 2001 at the following address: 59 Maiden Lane, New York, New York 10038, Attention: Reorganization Department. You must duly endorse in blank the certificates for the Shares being surrendered for redemption. In the event that you elect to redeem fewer than the number of Shares represented by the stock certificate surrendered, the Company will issue a new certificate for the Shares that you do not surrender for redemption. Because this is the Final Exercise Period, Thermo Fibergen will not issue you a new certificate for any Redemption Rights remaining if you elect to exercise fewer than all of the Redemption Rights represented by a Redemption Rights Certificate.


  . If you hold your Shares or Redemption Rights through a broker or other intermediary, you should contact your broker or intermediary to determine how to exercise the Redemption Rights that you beneficially own. If you are not a record holder of both the Shares and the Redemption Rights, you may not surrender for redemption your Shares except through the record holder.

   If you validly surrender your Shares in accordance with the terms of the Redemption Rights, Thermo Fibergen will pay for the Shares that you surrender within five business days after the Final Exercise Period expires (or such later date as may be permitted by the terms of the Redemption Rights).

   The Final Exercise Period expires at 5:00 p.m., New York City time, on October 11, 2001. The Final Exercise Period had originally been scheduled to expire on September 30, 2001. As a result of the events that took place on September 11, 2001, and in order to keep the Final Exercise Period open for at least twenty business days, the Company has extended the expiration date until 5:00 p.m., New York City time, on Thursday, October 11, 2001. If the Company is required to extend the Final Exercise Period beyond October 11, 2001, it will issue a press release announcing the extension by 9:00 a.m. New York City time on the next business day after the scheduled expiration of the Final Exercise Period. Unless required to comply with applicable law, the Final Exercise Period will not be extended further.


   Holders of Redemption Rights may withdraw the exercise of any Redemption Right surrendered for exercise at any time on or prior to 5:00 p.m., New York City time, on October 11, 2001 by delivering a written notice of withdrawal to the Company's transfer agent at the address set forth above. As noted above, the Company intends to pay for the Shares that are surrendered for redemption within five business days after the Final Exercise Period expires. However, you may also withdraw your surrender of Shares and Redemption Rights at any time at or after 12:00 a.m., New York City time, on October 31, 2001, if the Company has not accepted and paid for the surrendered securities by that date.

   The obligation of the Company to redeem Shares upon exercise of the Redemption Rights is conditioned upon compliance with Delaware General Corporation Law Section 160. If at any time the Company's capital is impaired or the redemption of the Shares would cause an impairment of the Company's capital, or if the Company is otherwise prohibited by law from redeeming the Shares, the Company intends to extend the Final Exercise Period until such point as the prohibition is lifted, and would pay for surrendered Shares in full promptly after the legal prohibition or impediment is no longer applicable. In the event that the payment for any redemption is so deferred, the redemption price shall bear interest at an annual rate equal to the base rate of Fleet National Bank.


   If at any time or from time to time prior to October 11, 2001, any of the following shall occur:


  . a capital reorganization of the Common Stock;

  . a merger or consolidation of the Company with or into another corporation;

  . the liquidation or dissolution of the Company or the sale of all or substantially all of the Company's assets to any other person;

  . payment of a dividend in Shares or Redemption Rights or a distribution made in Shares or Redemption Rights, or a distribution to all holders of Shares of a security or right convertible into or exchangeable for Shares;

  . a subdivision of outstanding Shares or Redemption Rights;

  . the combination of the outstanding Shares or Redemption Rights into a smaller number of Shares or Redemption Rights; or

  . the issuance of other securities of the Company by reclassification of the Company's Shares or Redemption Rights (including any such reclassification in connection with a consolidation or merger in which the Company is the surviving corporation) or similar event;

then, as a part of such event, effective provision shall be made in a manner determined by the Board of Directors of the Company so that the holders of Redemption Rights shall thereafter be entitled to surrender for redemption the number of shares of stock or other securities or property of the Company, or of the successor corporation resulting from such event, to the end that the provisions of the Redemption Rights shall be applicable after that event in as nearly equivalent a manner as may be practicable.

   The Redemption Rights would have expired and become worthless if, prior to the beginning of the Final Exercise Period, the closing price of the Company's Common Stock as reported on the principal trading market for such Common Stock had been at least 150% of the Redemption Price, as adjusted as provided above, for 20 of any 30 consecutive trading days.

   Certain Federal Income Tax Consequences. The following is a general summary of the material U.S. federal income tax consequences of the exercise of Redemption Rights. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable treasury regulations thereunder, judicial decisions and current administrative rulings as in effect on the date of this Tender Offer Statement and Rule 13e-3 Transaction Statement. The discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular taxpayers in light of their personal circumstances or to taxpayers subject to special treatment under the Code (for example, life insurance companies, foreign corporations, foreign partnerships, foreign estates or trusts, or individuals who are not citizens or residents of the United States and beneficial owners whose Shares were acquired pursuant to the exercise of warrants, employee stock options or otherwise as compensation) and does not address any aspect of state, local, foreign or other taxation.

   Because of the unique features of the Redemption Rights, the tax consequences of their exercise is unclear. The discussion below represents the Company's and Kadant's view of the possible federal income tax consequences of the exercise that are most likely to result. The discussion is provided for general information purposes only, and it is possible that the federal income tax consequences of the exercise of the Redemption Rights may be different than those discussed.

   PURCHASERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH REGARD TO THE EXERCISE OF THE REDEMPTION RIGHTS UNDER U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

   Treatment of Shares as Equity. The Company intends to treat the Shares as equity for federal income tax purposes. Whether the Shares are equity for federal income tax purposes during the period prior to the expiration of the Redemption Rights is a question of fact, and no one factor is conclusive. Although no definitive set of relevant factors exists, Section 385 of the Code lists five factors that "may" be taken into account in regulations, yet to be issued, setting forth rules for determining whether an interest in a corporation is to be treated as equity or debt for federal income tax purposes. These factors are (1) whether there is a written unconditional promise to pay on demand or on a specified date a sum certain in money in return for an adequate consideration in money or money's worth, and to pay a fixed rate of interest, (2) whether there is a subordination to or preference over any indebtedness of the corporation, (3) the ratio of debt to equity of the corporation, (4) whether there is convertibility into the stock of the corporation, and (5) the relationship between holdings of stock in the corporation and the holdings of the interest in question. The Internal Revenue Service has indicated that the intent of the parties in creating the instrument is a factor that may be taken into account as well.

   An analysis of the foregoing factors indicates that it is likely, although not certain, that the Shares will be treated as equity for tax purposes even prior to the expiration of the Redemption Rights. The Company is obliged to redeem the Shares for a fixed amount of money upon exercise of Redemption Rights at essentially predetermined dates, raising the possibility that the Shares will be treated as convertible debt. However, no provisions for interest payments or guaranteed dividends of any sort are made. The Company is also prohibited from redeeming the Shares to the extent that such redemptions would cause or increase any impairment of the Company's capital or if such redemptions are otherwise prohibited by law. Furthermore, the Shares are subordinated to all indebtedness of the Company, the Shares are voting stock, there are no "conversion" rights other than a possible "deemed" conversion at the time of expiration of the Redemption Rights, and, finally, the parties intend to create an equity interest notwithstanding the contrary treatment for financial accounting purposes.

   The discussion that follows is premised on the characterization of the Shares as equity and not as convertible debt. If the Shares were to be treated as debt, certain other considerations would apply. For example, redemptions by the Company of the Shares would not be subject to the rules of Section 302 of the Code, as discussed below, but would instead be treated as payments of principal and interest.

   Consequences of the Exercise of a Redemption Right. The amount of cash received by a holder of Shares upon exercise of a Redemption Right will be treated either as (i) a distribution by the Company in exchange for the Share redeemed, in which case the holder will recognize gain or loss measured by the difference between the amount realized and the holder's tax basis for the Share surrendered (including the holder's tax basis in the Redemption Right exercised with respect to such Share) or (ii) a distribution of property to which Section 301 of the Code applies (that is, as a dividend, to the extent of the Company's earnings and profits; see "Distribution Treatment," below) to the extent the distribution exceeds the holder's tax basis in the Redemption Right. For this purpose, the determination of whether the distribution will be treated as an exchange for stock or as a Code Section 301 distribution will be made in accordance with the provisions of Section 302 of the Code, as explained below.

   Under Section 302 of the Code, a holder will be treated as having sold the holder's Shares (rather than having received a Code Section 301 distribution) upon the redemption of a Share pursuant to the exercise of a Redemption Right if (1) the redemption results in the complete termination of the holder's interest in the Company, (2) the holder's percentage ownership of the outstanding Common Stock of the Company (and any other voting stock) immediately after such redemption is less than 80% of such holder's percentage ownership of the total of such outstanding stock immediately before the redemption or (3) the distribution from the Company upon such redemption is not "essentially equivalent to a dividend" based on the individual holder's particular facts and circumstances. For purposes of making these determinations, the holder's percentage ownership will in general be calculated by taking into account all Shares owned by him, including those deemed to be owned by him pursuant to
Section 318 of the Code. Section 318 of the Code provides that in applying the above rules, a holder is considered to own shares directly or indirectly owned by certain members of the holder's family or certain related entities and to own shares with respect to which the holder holds options.

   For a redemption to qualify as "not essentially equivalent to a dividend," it must result in a "meaningful reduction" in the holder's percentage interest in the Company. The Internal Revenue Service has indicated in published rulings that any reduction in the percentage interest of a small shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a "meaningful reduction," absent special circumstances. In applying these rules, other transactions that are part of an overall plan may be taken into account to determine the decrease, if any, of a shareholder's percentage interest. Under such an approach, it is likely that the exercise of Redemption Rights by other holders of Shares will have to be taken into account in determining whether a particular holder's percentage interest is reduced. In a case in which a holder would have an increase in his percentage interest after the exercise of the Redemption Right (for example, if such holder redeemed a lesser percentage of his shares as compared to other Share holders), the holder could avoid dividend treatment by selling Shares rather than redeeming them.

   Sale or Exchange Treatment. If a redemption is treated as a sale or exchange of a Share (rather than as a Code Section 301 distribution), any gain or loss recognized will be capital gain or loss if the redeemed Share is held as a capital asset. Such gain or loss will be long term capital gain if the holding period of such Share exceeds one year.

   Under certain circumstances the holding period of a Share holder with respect to a Share may have been suspended. In particular, it is possible that a Redemption Right will be characterized for federal income tax purposes as an option to sell a Share. In that case, it is possible that the short sale rules of Section 1233 of the Code would apply, resulting in, among other possible results, suspension of the holding period of a number of Shares equal to the number of Shares subject to the Redemption Right until the expiration of the Redemption Right. Whether Section 1233 of the Code would apply to suspend any Share holder's holding period for Shares will depend on a variety of factual determinations with respect to the holder, including the timing of the holder's acquisition of Redemption Rights and corresponding Shares. Accordingly, Share holders should consult their own tax advisors regarding the application of Code
Section 1233.

   It is likely that a Share and any related Redemption Right will be considered to be a tax straddle subject to the rules of Section 1092 of the Code. The tax straddle rules will only apply if both (a) the Share is considered to be actively traded and (b) the Redemption Right is considered to be either (i) an "option" with respect to the Share or with respect to substantially identical stock or securities or (ii) a position with respect to substantially similar or related property (other than stock). Assuming that a Share and associated Redemption Right are considered to be a tax straddle, Temporary Treasury Regulations provide that the holding period of a Share that is part of that straddle generally will not begin earlier than the expiration of the Redemption Right with respect to that Share, unless the holder held the Share for more than one year prior to the acquisition of the Redemption Right.

   Distribution Treatment. If a redemption of Shares is treated as a Code
Section 301 distribution pursuant to the rules of Code Section 302 discussed above, the distribution will be treated as a dividend only to the extent of the Company's accumulated earnings and profits or its earnings and profits for the taxable year in which such distributions occur. Any distribution by the Company that is not a dividend will be treated first as a return of basis to the Share holder and then as gain from the sale or exchange of the Shares with respect to which the distribution is made.

   To the extent that the Company has earnings and profits and the distribution to a Share holder upon exercise of a Redemption Right is treated as a Code
Section 301 distribution, corporate holders will generally be eligible for the dividends received deduction. This deduction generally equals 70% of the amount received as dividends, although corporations owning 20% or more of the stock of the Company will be eligible for an 80% deduction. Corporate holders would be eligible for the dividends received deduction only if, among other things, the Shares with respect to which the Redemption Right is exercised have been held for more than 45 days. Under Section 246(c) of the Code, the holding period of stock is suspended for any periods for which the holder has, among other things, (i) an option to sell such stock or (ii) a diminished risk of loss by holding one or more other positions with respect to substantially similar or related property. It is likely that the Redemption Right would be considered an option or other position triggering the suspension of the holding period under
Section 246(c) of the Code.

   Section 246A of the Code reduces the dividends received deduction in the case of "debt-financed portfolio stock." Debt-financed portfolio stock is defined as portfolio stock, such as the Shares, acquired or carried by the corporate holder with indebtedness that is "directly attributable" to the investment in such stock. The reduction is generally a fraction, the numerator of which is the amount of the holder's indebtedness attributable to such stock and the denominator of which is the holder's adjusted tax basis in the stock.

   In addition, the amount of any distribution that is treated as a dividend and that is received by a corporate holder upon exercise of its Redemption Rights will be subject to the provisions of Section 1059 of the Code relating to "extraordinary dividends." If a distribution to a corporate Share holder upon exercise of a Redemption Right is subject to the rules of Section 1059, the tax basis of the holder's remaining Shares will be reduced by the amount of the dividend received deduction (the "non-taxed portion" of the dividend) attributable to the distribution. If the non-taxed portion exceeds the holder's tax basis in such remaining Shares, such excess will be treated as gain from the sale of Shares.

   Backup Withholding. A beneficial owner may be subject to backup federal income tax withholding at a rate of 31% with respect to the amount of cash received pursuant to the exercise of the Redemption Rights unless the owner provides its tax identification number ("TIN") on the back of the Redemption Right Certificate and certifies that such number is correct or properly certifies that it is awaiting a TIN, or unless an exemption applies. A beneficial owner that does not furnish its TIN may be subject to a penalty imposed by the Internal Revenue Service. If backup withholding applies to a beneficial owner, the transfer agent is required to withhold 31% from payments to such owner. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the Internal Revenue Service. If backup withholding results in an overpayment of tax, a refund can be obtained by the beneficial owner upon filing an income tax return.

   EACH BENEFICIAL OWNER OF SHARES IS URGED TO CONSULT SUCH BENEFICIAL OWNER'S TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO SUCH BENEFICIAL OWNER OF THE OFFER, INCLUDING THE APPLICATION OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

   (b) Purchases. The Company and Kadant anticipate that any officer or director of the Company or Kadant who holds Redemption Rights will exercise those Redemption Rights.


Item 5. Past Contacts, Transactions, Negotiations And Agreements.

   (e) Agreements Involving the Subject Company's Securities. In connection with the initial issuance of the Redemption Rights, Thermo Electron guaranteed on a subordinated basis the performance of the Company's financial obligations under the Redemption Rights. The Company and Thermo Electron also entered into an agreement pursuant to which the Company will repay any amounts paid by Thermo Electron pursuant to the guarantee. Kadant has agreed to reimburse Thermo Electron for any amounts Thermo Electron is required to pay under the guarantee. Until August 8, 2001, the Company was an indirect majority-owned subsidiary of Thermo Electron.

Item 6. Purpose Of The Transaction And Plans Or Proposals.

   (a) Purpose. The purpose of the Offer is to comply with the Company's obligations under the outstanding Redemption Rights. The Redemption Rights were issued in the Company's initial public offering in 1996 as units consisting of one share of Common Stock and one Redemption Right. The units were designed to offer purchasers of the Company's Common Stock with some protection against a decline in the market value of the Company's Common Stock by providing two one month periods during which the Company would repurchase the Common Stock at the initial offering price. The first exercise period with respect to the Redemption Rights took place in September 2000. During that period, the Company redeemed 2,713,951 shares of Common Stock pursuant to the exercise of properly surrendered Redemption Rights.

   (b) Use of Securities Acquired. If any Redemption Rights are exercised, the Shares acquired by redemption will be retired.

   (c) Plans. If, after the Final Exercise Period, the Company is eligible to deregister the Shares under the Securities Exchange Act of 1934, as amended, the Company and Kadant plan to evaluate the benefits and detriments of deregistration and may determine to deregister the Shares.


   Registration of the Shares under the Exchange Act may be terminated upon application by the Company to the SEC if the Shares are no longer listed on a national securities exchange and there are fewer than 300 record holders of the Shares.

   The American Stock Exchange may delist the Common Stock if the redemption of Shares reduces the number of publicly held Shares or the number of holders of Common Stock to a number less than that required under the Exchange's minimum listing criteria. After the Final Exercise Period, Thermo Fibergen and Kadant plan to evaluate the benefits and detriments of seeking to delist and may determine to delist the Common Stock.


   Kadant will likely continue to own more than 90% of outstanding Shares after the Final Exercise Period. In such circumstance, Kadant would be able to merge the Company into Kadant without any action by the Company, its Board of Directors or its stockholders other than Kadant. Kadant plans to evaluate the benefits and detriments of a merger after the Final Exercise Period and may determine to merge Thermo Fibergen into Kadant. In the event of such a merger, Kadant would be required to pay a fair value for the remaining Thermo Fibergen shares. The fair value of the remaining Thermo Fibergen common stock at the time of any merger with Kadant could be substantially lower than the redemption price.

   Regardless of the number of shares of common stock surrendered for redemption during the final redemption period, the common stock redemption rights will expire and will be of no further effect once the final redemption period expires at 5:00 p.m., New York City time, on October 11, 2001.


   Kadant has agreed, pursuant to the Plan and Agreement of Distribution between Kadant and Thermo Electron dated as of August 3, 2001, to cause the Company to cease using the term "Thermo" in its name by no later than March 30, 2002.

   Except for the foregoing, neither the Company nor Kadant, nor to the Company's or Kadant's knowledge any of their affiliates, currently have any plans, proposals or negotiations regarding:


  . any extraordinary transaction, such as a merger or liquidation;

  . any purchase, sale or transfer of a material amount of the Company's assets;

  . any material change in the present dividend rate or policy;

  . any change in the present board of directors or management;

  . any material change in the Company's corporate structure or business;

  . any delisting of the Company's securities;

  . the acquisition by any person of additional securities of the Company; or

  . any change in the Company's Certificate of Incorporation or By-Laws.

Item 7. Source And Amount Of Funds Or Other Consideration.

   (a) Source of Funds. If all 2,001,049 Redemption Rights are exercised during the Final Exercise Period, the Company would have to make aggregate payments of $25,513,374.75. As of July 31, 2001, there were 1,121,499 shares of the
Company's Common Stock held by persons other than Kadant. To the extent the number of Redemption Rights exceeds the number of shares of Common Stock held by persons other than Kadant, the maximum redemption value that the Company would be required to pay is an amount equal to the Redemption Price ($12.75 per share) multiplied by the total number of shares of the Company's Common Stock outstanding held by persons other than Kadant at the time of the redemption. As of July 31, 2001, the Company expects that this amount will not exceed $17,026,000.

   The Company intends to use its own working capital and a loan from Kadant to fund the redemption payments. Pursuant to a promissory note dated as of August 24, 2001, the Company has borrowed $6 million principal amount from Kadant. Accordingly, Thermo Electron is not expected to be required to pay any amounts under its guarantee. This loan from Kadant is due on August 24, 2002 and bears interest at a rate equal to the 90-day Commercial Paper Composite Rate plus twenty-five (25) basis points. The Company's obligation to make any payment of principal or interest on the loan is conditioned on the Company's ability to meet its cash flow requirements at the time of any such payment.

   (b) Conditions. Not applicable.

   (d) Borrowed Funds. See Item 7(a).

Item 8. Interest In Securities Of The Subject Company.

   (a) Securities Ownership. As of July 31, 2001, Kadant owned 10,411,350 Shares. Kadant did not own any Redemption Rights as of July 31, 2001. See
Schedule I for a complete listing of the aggregate number and percentage of the Company's Common Stock and Redemption Rights owned by each director and executive officer of the Company and Kadant.


   (b) Securities Transactions. Neither Kadant nor Thermo Fibergen has purchased any Common Stock since June 1, 2001. No director or officer of Thermo Fibergen or Kadant has purchased or sold any Common Stock or Redemption Rights since June 1, 2001, with the exception of Ms. Anne Barrett, a director of Thermo Fibergen, who purchased 1,000 Redemption Rights on July 5, 2001.


Item 9. Persons/Assets Retained, Employed, Compensated Or Used.

   (a) Solicitations or Recommendations. Neither the Company nor Kadant has employed, retained or compensated any person to make solicitations or recommendations in connection with the exercise of the Redemption Rights.


Item 10. Financial Statements. Not applicable.


Item 11. Additional Information.

   (a) Agreements, Regulatory Requirements and Legal Proceedings. None.

   (b) Other Material Information. None.

Item 12. Exhibits.

   (a)(1) Notice, dated July 23, 2001, of commencement of redemption period.

   (a)(2) Form of Redemption Right Certificate.

   (a)(3) Form of letter to brokers, dealers and other financial intermediaries.

   (a)(4) Form of letter to clients of brokers, dealers and financial intermediaries.

   (a)(5) Press Release dated September 24, 2001.

   (b) Promissory Note dated August 24, 2001.

   (d)(1) Form of Guarantee of Thermo Electron.

   (d)(2) Plan and Agreement of Distribution, dated as of August 3, 2001, by and between Thermo Electron and Kadant.

   (d)(3) Amended and Restated Master Cash Management, Guarantee Reimbursement, and Loan Agreement, dated as of June 1, 1999, by and between the Company and Thermo Electron.

   (g) Not applicable.

   (h) Not applicable.

Item 13. Information Required By Schedule 13E-3.

Item 1. Summary Term Sheet

   See Item 1 of Schedule TO above.

Item 2. Subject Company Information.

   (a)-(c) See Item 2 of Schedule TO above.

   (d) The Company has not declared any dividends since its initial public offering in 1996. Other than the requirements of Delaware law, there are no legal or contractual restrictions on the Company's ability to declare dividends.

   (e) The Company has not made an underwritten public offering of its securities during the past three years.

   (f) The Company has not purchased any Redemption Rights during the past two years. The following table sets forth the number of Shares purchased by the Company, the range of prices paid and the average purchase price for each quarter during the fiscal year ended January 1, 2000. Except as provided below, neither the Company nor Kadant has purchased any Shares during the two year period ended July 31, 2001.


                       Fiscal Year Ended January 1, 2000:

                                                                        Average
                                               Shares                   Purchase
                                              Purchased   Price Range    Price
                                              --------- --------------- --------
1st Quarter..................................  250,000  $         8.906 $ 8.906
2nd Quarter..................................  152,600  $ 9.188-$11.500 $10.310
3rd Quarter..................................   69,100  $11.188-$11.312 $11.280
4th Quarter..................................   82,700  $10.750-$11.125 $10.965

   In addition, during the initial redemption period for the Redemption Rights in September 2000, the Company redeemed 2,713,951 shares of Common Stock at the redemption price of $12.75 per share, for a total of $34,602,875.25.

Item 3. Identity and Background of Filing Person.

   (a)-(c) See Item 3 of Schedule TO above.

Item 4. Terms of the Transaction.

   (a) and (b) See Item 4 of Schedule TO above.

   (c) Different Terms. All holders of Redemption Rights will be treated equally in the transaction.

   (d) Appraisal Rights. Not applicable.

   (e) Provisions for Unaffiliated Security Holders. Neither the Company nor Kadant has made any provisions in connection with the Redemption Rights to grant unaffiliated security holders access to the corporate files of the Company or to obtain counsel or appraisal services at the expense of the Company.


   (f) Eligibility for Listing or Trading. The transaction does not involve the offer of securities of the Company in exchange for equity securities held by unaffiliated security holders of the Company.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

   (a) Transactions. As described in Item 7 of Schedule TO above, pursuant to a promissory note dated as of August 24, 2001, the Company has borrowed $6 million principal amount from Kadant in order to meet its obligations under the Redemption Rights. This amount is due on August 24, 2002 and bears interest at a rate equal to the 90-day Commercial Paper Composite Rate plus twenty-five
(25) basis points. The Company's obligation to make any payment of principal or interest on the loan is conditioned on the Company's ability to meet its cash flow requirements at the time of any such payment.

   (b)-(c) Significant Corporate Events; Negotiations or Contacts. There have been no negotiations, transactions or material contacts between the Company or Kadant and any of their affiliates with respect to any merger, consolidation, acquisition, tender offer, the election of the Company's board of directors or the sale or other transfer of a material amount of the Company's assets.


   (e) Agreements Involving the Subject Company's Securities. See Item 5 of Schedule TO above.

Item 6.  Purposes of the Transaction and Plans or Proposals.

   See Item 6 of Schedule TO above.

Item 7. Purposes, Alternatives, Reasons and Effects.

   (a) Purpose. The purpose of the Offer is to comply with the Company's obligations under the outstanding Redemption Rights. The Redemption Rights were issued in the Company's initial public offering in 1996, as units consisting of one share of Common Stock and one Redemption Right. The units were designed to offer purchasers of the Company's Common Stock some protection against a decline in the market value of the Company's Common Stock by providing two one month periods during which the Company would repurchase the Common Stock at the initial offering price.

   (b) Alternatives. Not applicable.

   (c) Reasons. The structure and timing of the transaction are required by the terms of the Company's outstanding Redemption Rights.

   (d) Effects.

   Possible Effects of the Offer. The redemption of Shares pursuant to the Offer would reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares. This is likely to adversely affect the liquidity and market value of the remaining Shares held by the public. To the extent that the number of Shares held by the stockholders of the Company other than Kadant and its affiliates (the "Public Stockholders") is decreased as a result of the Offer, Kadant's percentage ownership of the Shares will increase, because no Shares owned by Kadant will be redeemed as part of the Offer. Further, should Kadant decide to merge the Company into itself following the Offer, Kadant will own 100% of the equity interest in the Company. This would mean that Kadant's aggregate interest in the Company's net book value of approximately $5,098,000 on June 30, 2001 and net loss of $1,058,000 for the six months ended June 30, 2001 would increase from approximately 90% of such amounts to 100% of such amounts.

   American Stock Exchange Listing. The Shares would be delisted if the redemption of Shares reduces the number of publicly held Shares to a number less than that required under the American Stock Exchange's minimum listing criteria. The listing requirements of the American Stock Exchange require that an issuer have at least 200,000 publicly held shares, held by at least 300 stockholders, with a market value of at least $1,000,000, and have stockholders' equity of at least $2,000,000 or $4,000,000 (depending on the profitability levels during the issuer's four most recent fiscal years).

   In the event that the Shares no longer meet the requirements for listing on the American Stock Exchange, it is possible that the Shares would continue to trade in the over-the-counter market and that price or other quotations might still be available from other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of such Shares remaining at such time, the interest in maintaining a market in such Shares on the part of securities firms, the possible termination of registration of such Shares under the Exchange Act, as described below, and other factors. The Company cannot predict whether a reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices of Shares to be greater or less than the Redemption Price.

   Exchange Act Registration. The Shares and Redemption Rights are currently registered under the Exchange Act. If a sufficient number of holders of Redemption Rights surrender Shares for redemption during the Final Exercise Period, the Company could deregister the Shares, in which case the Company's reporting obligations under the Exchange Act would terminate. If, after the Final Exercise Period, the Company is eligible to terminate the registration of its Common Stock under the Exchange Act, it and Kadant plan to evaluate the benefits and detriments of such deregistration. Registration of the Shares may be terminated upon application by the Company to the Securities and Exchange Commission if the Shares are no longer listed on a national securities exchange and there are fewer than 300 record holders of the Shares. The Redemption Rights will expire pursuant to their terms at the conclusion of the Final Exercise Period, at 5:00 p.m. New York City time on October 11, 2001.


   The termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of the Shares and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with stockholders' meetings pursuant to Section 14(a) and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Shares. Furthermore, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of the securities pursuant to Rule 144 under the Securities Act. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or eligible for listing on the American Stock Exchange.

   Margin Regulations. The Shares are currently "margin securities" under the rules of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares for the purpose of buying, carrying or trading in securities ("purpose loans"). Following the redemption of Shares pursuant to the Offer, depending upon factors such as the number of record holders of the Shares and the number and market value of publicly held Shares, the Shares might no longer constitute "margin securities" for purposes of the Federal Reserve Board's margin regulations and therefore could no longer be used as collateral for purpose loans made by brokers. In addition, if registration of the Shares under the Exchange Act were terminated, the Shares would no longer constitute "margin securities."

 Benefits and Detriments of the Offer to the Public Stockholders.

   Upon the proper surrender and redemption of their Shares as part of the Offer, the Public Stockholders will no longer have any interest in, and will not be stockholders of, the Company and therefore will not participate in the Company's future earnings and potential growth, if any, and will no longer bear the risk of any decreases in the value of the Company. Furthermore, all of the Public Stockholders' other incidents of stock ownership, such as the rights to vote on certain corporate decisions, to elect directors, to receive distributions upon the liquidation of the Company and to receive appraisal rights upon certain mergers or consolidations of the Company, as well as the benefit of potential increases in the value of their holdings in the Company based on any improvements in the Company's future performance, would be extinguished upon acceptance of Shares for redemption in the Offer.

   Further, the Public Stockholders who surrender their Shares for redemption will also not bear the risks of potential decreases in the value of their holdings in the Company based on any downturns in the Company's future performance. Instead, such Public Stockholders will have immediate liquidity in the form of the Redemption Price in place of an ongoing equity interest in the Company in the form of the Shares. In summary, the Public Stockholders who surrender their Shares for redemption will have no ongoing rights as stockholders of the Company.

 Benefits and Detriments of the Offer to the Company and Kadant.


   Upon completion of the Offer, the Company will be required to pay for the Shares surrendered for redemption by the Public Stockholders. As noted under
Item 7(a) of Schedule TO above, the Company expects that the amount which it will be required to pay will not exceed $17,026,000. Were it not for the Company's obligation to conduct the Offer, these funds could have been used by the Company to fund the other needs of its business.

   In addition, Kadant has loaned Thermo Fibergen $6 million to help Thermo Fibergen meet its obligations under the Redemption Rights. To the extent that Thermo Fibergen is unable to pay this amount back, Kadant will have lost funds that it could have used for the other capital needs of its own business.


   Upon completion of the Offer, the Redemption Rights will expire and be of no further effect. The Company believes that the market price for its Shares has been trading at or close to the price represented by the Redemption Price for the past several months as a result of the approaching Final Exercise Period, and that such market price does not necessarily reflect the Company's actual financial and business condition. Upon the expiration of the Final Exercise Period, the Company expects that the market price of the remaining Shares will more closely reflect remaining stockholders' evaluation of the Company's actual financial and business condition.

   See "Certain Federal Income Tax Consequences" under Item 4 to Schedule TO above.

Item 8. Fairness of the Transaction.

   (a) and (b) Fairness; Factors Considered in Determining Fairness. In connection with the Final Exercise Period, neither the Board of Directors of the Company nor the Board of Directors of Kadant (the "Board") has taken any action to set the Redemption Price or the redemption period, each of which was fixed at the time of the Company's initial public offering in 1996.

   At a meeting held on August 21, 2001, the Board determined that the terms of the Offer, including the Redemption Price, were fair to the unaffiliated Public Stockholders who elect to exercise Redemption Rights during the Final Exercise Period. In making that determination, the Board considered many factors that reflect upon the substantive and procedural fairness of the Offer to the unaffiliated Public Stockholders. The Board considered the fairness of the redemption price to the unaffiliated Public Stockholders in light of:


  . the current market value of the Common Stock, both alone and in combination with the Redemption Rights;

  . the historical market price of the Common Stock, both alone and in combination with Redemption Rights;

  . the prices paid by the Company and its affiliates in open market purchases of the Common Stock since the IPO;

  .  the net book value per share; and

  . a comparison of the ratio of revenue to market capitalization of the Company with similar data for selected publicly traded companies engaged in businesses which the Board judged to be analogous to the Company's business.

   The Board also considered the procedural fairness of the terms of the Offer to the unaffiliated Public Stockholders.


   In determining that the terms of the Offer, including the Redemption Price, were fair to the unaffiliated Public Stockholders who elect to exercise Redemption Rights during the Final Exercise Period, the Board considered the following:


  . The Board considered the current and recent historical market values of the Common Stock and the Redemption Rights. At August 17, 2001, the last date on which the Common Stock traded prior to the Board's meeting, the market value of the Common Stock was $12.75 per Share, and on August 21, 2001, the market value of the Redemption Rights was $0.05 per Right. In recent months, the market value of the Common Stock has been at a slight discount to the Redemption Price and the combined market value of the Common Stock and the Redemption Rights has been at a slight premium to the Redemption Price. For example, from the end of the first exercise period with respect to the Redemption Rights, which took place in September 2000, until the start of the Final Exercise Period, the closing price per share of the Common Stock on the American Stock Exchange ranged from $11.37 to $12.75. The price of the Redemption Rights during the same period on the American Stock Exchange ranged from $0.01 to $0.75 per Redemption Right. The Board believes that the Redemption Price, less a discount reflecting the return that could be earned on an equivalent investment until the redemption payment date, is acting as a floor on the value of the Common Stock. Once the Redemption Rights expire, the Board believes that it is likely that the market value of the Common Stock may move to a price substantially below this floor.


  . Since the Company's initial public offering, the Company and Kadant have repurchased an aggregate of 974,350 shares of Common Stock at prices ranging from $8.06 to $14.425 per share, with a weighted average purchase price of $9.56 per share. The Company and Kadant have not purchased any Redemption Rights. The Board noted that the average repurchase price for the Common Stock paid by the Company and Kadant was below the Redemption Price.

  . The Board also noted that the Company had not received any offers from third parties to purchase the outstanding shares of the Company, to merge the Company with another entity or to sell substantially all of the assets of the Company to a third party. This indicated to the Board that, since no third party had found the Company's business sufficiently attractive to make an unsolicited bid to acquire all or part of it, it was unlikely that the unaffiliated Public Stockholders would receive more for their Shares than the Redemption Price in a merger or acquisition transaction involving a third party.

  . Using publicly available information, the Board compared selected financial data of the Company with similar data for selected publicly traded companies engaged in businesses which the Board judged to be comparable to the Company. The companies selected by the Board were Trex Company, Inc., U.S. Plastic Lumber Corp., and Oil-Dri Corporation of America. Both Trex Company, Inc. and U.S. Plastic Lumber Corp. manufacture and sell composite lumber in competition with the Company's fiber-based composites. Oil-Dri Corporation is a manufacturer of absorbent materials, with products similar to those produced by the Company's GranTek subsidiary. Trex Company is the nation's largest manufacturer of non-wood decking. U.S. Plastic Lumber is a significant competitor in the plastic wood market and also provides environmental recycling services. Each of Trex Company, U.S. Plastic Lumber and Oil-Dri Corporation is an established competitor in the plastic lumber or absorbent materials businesses, and each has significant current revenues. Since the Company is at a much earlier stage of development, it is difficult to rely on comparisons of current financial performance with Trex Company, U.S. Plastic Lumber and Oil-Dri Corporation to establish a valuation analysis for the Company.

   Deriving a valuation for the Company based on a multiple of revenues yields a figure much lower than the Redemption Price, although the Board believes that such comparison needs to be considered in light of the comparative stage of the Company's development. Trex Company's enterprise value (defined as market value plus net debt) at August 20, 2001 was 3.1 times trailing 12 month revenues, while U.S. Plastic Lumber's enterprise value at such date was 0.5 times trailing 12 month revenues. Oil-Dri Corporation's enterprise value on August 20, 2001 was also 0.5 times trailing 12 month revenues. Based on these multiples, and giving weight to the sales of the companies to which they relate, the Company's implied value would range from $0.35 to $0.68 per share.

   Because only Trex Company and Oil-Dri Corporation are profitable, while both U.S. Plastic Lumber and the Company have negative earnings, the Board concluded that comparisons based on multiples of earnings were not calculable.

  . The Board considered that the Redemption Price reflected a substantial premium over the net book value per Share (adjusted to treat the Common Stock subject to redemption as equity) of $2.65 as of June 30, 2001. However, the Board does not believe that net book value per Share is particularly meaningful. This is because the Company's assets are not readily adaptable to any uses other than the uses to which the Company has put them. Accordingly, the net book value of the Company's assets, which considers the value of those assets if they were to be sold to a third party, is lower than it would be if the Company's assets were readily usable by a third party.


  . The Board considered that the repurchase of Shares pursuant to the Redemption Rights was procedurally fair to the Public Stockholders. The Board did not believe that the Redemption Rights are coercive. No stockholder who wished to remain a stockholder of the Company was being forced to sell such stockholder's interest in the Company. Since the Redemption Rights are publicly traded, any investor who only owned Common Stock could purchase the Redemption Rights, at a price set by the market and not the Company, in order to surrender such holder's Shares. In addition, the Company's stockholders and the market generally have been fully informed of the existence of the Redemption Rights since the Company's initial public offering. Consequently, the holders of these instruments purchased them with knowledge of, and at a price that was reflective of, the redemption period scheduled to occur in September 2001. While a stockholder vote is not required for the Company to honor its Redemption Rights, the Company's obligations have been clearly disclosed to stockholders prior to their purchase of either the Common Stock or the Redemption Rights.

  . The Board also considered that it has a contractual obligation to the holders of the Redemption Rights to repurchase Shares properly surrendered for redemption, which obligation is not contingent upon the fairness of the consideration to surrendering Public Stockholders.

   On the basis of the foregoing factors, the Board determined that the terms of the Offer, including the Redemption Price, were fair to the Public Stockholders who elect to surrender their Shares for redemption during the Final Exercise Period.

   The Board did not consider the liquidation value of the Company to be a true indicator of the Company's value because there is no intention to liquidate the Company.

   The Board did not retain an investment bank to advise the Board as to the fairness of the Redemption Price to the unaffiliated Public Stockholders. In the Board's view, such a "fairness opinion" would cause the Company to incur a significant expense and would not materially affect the transaction, as the Company is contractually obligated to honor any exercise of the Redemption Rights whether or not the investment bank advised the Board that the Redemption Price is fair to the unaffiliated Public Stockholders. Accordingly, the Company did not feel that retention of an investment bank would serve the best interests of either the unaffiliated Public Stockholders or itself, because the fees to be paid to an investment bank would consume financial resources of the Company that could be put to better use.


   On October 2, 2001, the Board of Directors of Kadant (the "Kadant Board") met to consider the substantive and procedural fairness of the Offer to the unaffiliated Public Stockholders. The Kadant Board reviewed the analysis that the Board of Directors of the Company had conducted in connection with its analysis of the fairness of the Offer to the unaffiliated Public Stockholders. The Kadant Board concluded that the Fibergen Board's analysis was reasonable and that it would adopt the analyses and findings of the Fibergen Board with respect to the fairness of the Offer to the unaffiliated Public Stockholders. Accordingly, based on the analyses and findings of the Fibergen Board, the Kadant Board believes that the Offer is both procedurally and substantively fair to the unaffiliated Public Stockholders. The Kadant Board did not attach specific weights to any factors in reaching its belief as to fairness. Kadant is not making any recommendation as to whether or not the unaffiliated Public Stockholders should surrender their shares of Common Stock for redemption.


   (c) Approval of Security Holders. The exercise of the Redemption Rights, and the Company's redemption of the Shares surrendered for redemption, are not subject to approval by a majority of the holders of the Company's Common Stock. However, the unaffiliated Public Stockholders who hold Shares and Redemption Rights are able to choose whether they find the Redemption Price sufficiently attractive in light of the Company's financial condition to surrender their Shares for redemption.


   (d) Unaffiliated Representative. The Board of Directors has not retained an unaffiliated representative to act on behalf of the Company's unaffiliated Public Stockholders.


   (e) Approval of Directors. Exercise of the Redemption Rights, and the Company's redemption of the Shares surrendered for redemption, is not subject to approval of the Company's Board of Directors. However, as described above, the Company's Board of Directors did meet on August 21, 2001 to discuss the fairness of the Offer to the unaffiliated Public Stockholders, and determined that the terms of the Offer, including the Redemption Price, were fair to the unaffiliated Public Stockholders who elect to exercise Redemption Rights during the Final Exercise Period.


   (f) Other Offers. Neither the Company nor Kadant has received any other offer for the sale of the Company.


Item 9. Reports, Opinions, Appraisals and Negotiations.

   (a) Report, Opinion or Appraisal. Neither the Company nor Kadant has received any report, opinion or appraisal from an outside party that is materially related to the transaction.


   (b) Preparer and Summary of the Report, Opinion or Appraisal. Not applicable.

   (c) Availability of Documents. Not applicable.

Item 10. Source and Amount of Funds or Other Consideration.

   (a), (b) and (d) See Item 7 of Schedule TO above.

   (c) Expenses. The following is an estimate of fees and expenses to be incurred by the Company in connection with the redemption:

   Legal................................................................ $25,000
   Filing...............................................................   5,103
   Miscellaneous........................................................  14,897
                                                                         -------
                                                                         $45,000
                                                                         =======

Item 11. Interest in Securities of Subject Company.

   See Item 8 of Schedule TO above.

Item 12. The Solicitation or Recommendation.

   (d) Intent to Tender or Vote in a Going-private Transaction. The Company and Kadant anticipate that any directors and executive officers of the Company and Kadant who own Redemption Rights will exercise such rights in the Final Exercise Period.


   (e) Recommendations of Others. No officer or director of the Company, Kadant or any of their affiliates has made a recommendation with respect to the Redemption Rights.


Item 13. Financial Statements.

   (a) The audited financial statements for the fiscal years ended December 30, 2000 and January 1, 2000 are incorporated by reference herein from Exhibit 13 to the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2000. The Company's unaudited financial statements as of June 30, 2001 and for the six month periods ended June 30, 2001 and July 1, 2000 are incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2001. Copies of the Company's Form 10-K and 10-Q filings may be obtained by contacting the Company's Investor Relations Department at 781-370-1650 or from the Securities and Exchange Commission's web site at www.sec.gov. In addition, copies of such documents may be inspected at the Securities and Exchange Commission's Public Reference Room, located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

   The Company's ratio of earnings to fixed charges, as required by subparagraph (3), is set forth below:

   Six months ended July 1, 2000--Not applicable; coverage deficiency was $556,000.

   Six months ended June 30, 2001--Not applicable; coverage deficiency was $1,864,000.

   Fiscal year ended December 30, 2000--Not applicable; coverage deficiency was $1,904,000.

   Fiscal year ended January 1, 2000--Not applicable; coverage deficiency was $126,000.

   As of June 30, 2001 and December 30, 2000, the Company's book value per share (adjusted to treat the Common Stock subject to redemption as equity), as required by subparagraph (4), was $2.65 and $2.21, respectively.

   (b) Not applicable.

   (c) Summary Information.

   Set forth below is certain selected financial information with respect to the Company excerpted or derived from the audited financial statements contained in the Company's Form 10-K, and the unaudited financial statements contained in the Company's Form 10-Q (collectively, the "Company Reports"). More comprehensive financial information is included in the Company Reports and in other documents filed by the Company with the SEC (which may be inspected or obtained in the manner set forth above), and the following financial information is qualified in its entirety by reference to the Company Reports and other documents and all of the financial information (including any related notes) contained therein or incorporated therein by reference.

   The selected financial information of the Company presented below as of and for the fiscal years ended December 30, 2000, January 1, 2000, January 2, 1999, January 3, 1998 and December 28, 1996 has been derived from the Company's Financial Statements, which have been audited by Arthur Andersen LLP. The selected financial information for the six months ended June 30, 2001 and July 1, 2000 has not been audited. The results of operations for the six months ended June 30, 2001 are not necessarily indicative of results for the entire year. The selected financial information presented below should be read in conjunction with the Company's Financial Statements and related notes set forth in the Form 10-K and Form 10-Q.

                           Six Months Ended
                          -------------------
(In thousands except per
share amounts)            6/30/2001  7/1/2000  2000(a)  1999(b)   1998    1997    1996
------------------------  ---------  --------  -------  -------  ------- ------- -------
Statement of Operations
 Data
Revenues................  $  4,959   $  4,479  $ 7,794  $ 8,579  $ 5,276 $ 4,836 $ 2,223
Net Income (Loss).......    (1,058)       419      423    1,040      399   1,098    (367)
Earnings (Loss) per
 Share:
  Basic.................      (.09)       .03      .03      .07      .03     .07    (.03)
  Diluted...............      (.09)       .03      .03      .07      .02     .07    (.03)
Weighted Average Shares:
  Basic.................    11,505     14,165   13,500   14,389   14,715  14,715  11,321
  Diluted...............    11,505     14,543   13,830   15,540   16,867  16,414  11,321
Balance Sheet Data
Working Capital.........  $(10,504)  $(10,267) $(9,394) $(9,167) $55,909 $58,609 $56,477
Total Assets............    34,155     71,132   38,465   72,438   71,116  70,164  71,033
Common Stock Subject to
 Redemption.............       --         --       --       --    58,260  57,176  56,087
Shareholders'
 Investment.............     5,098      5,668    5,836    5,640   11,242  11,959  11,921
Other Data (Unaudited)
Book Value per Share....  $    .44   $    .40  $   .41  $   .40
Cash Dividends..........       --         --       --       --
Ratio of Earnings (Loss)
 to Fixed Charges(c)....       n/a        n/a      n/a      n/a
Ratio of Earnings (Loss)
 to Fixed Charges
 Coverage Deficiency....  $  1,864   $    556  $ 1,904  $   126

--------
(a) Reflects the sale of the fiber-recovery and water clarification services plant for $3.6 million, resulting in a gain of $0.7 million, and the September 2000 redemption of Company common stock for $34.6 million.
(b) Reflects the reclassification of common stock subject to redemption to current liabilities.
(c) For purposes of computing the ratio of earnings (loss) to fixed charges, "earnings" or "(loss)" represent income or (losses) before taxes and minority interest, plus fixed charges. "Fixed charges" consist of interest expense, accretion of common stock subject to redemption, and one-third of rental expense, which is deemed to be the interest component of such rental expense.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

   (a) Solicitation or Recommendations. See Item 9 of Schedule TO above.

   (b) Employees and Corporate Assets. Not applicable.

Item 15. Additional Information.

   See Item 9 of Schedule TO above.

Item 16. Exhibits.

   (c) Not applicable.

   (f) Not applicable.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          Thermo Fibergen Inc.

                                                 /s/ Jonathan W. Painter
                                          _____________________________________
                                                Name: Jonathan W. Painter
                                          Title: President and Chief Executive
                                                         Officer

                                          Kadant Inc.


                                              /s/ Jonathan W. Painter


                                          _________________________________


                                             Name: Jonathan W. Painter


                                          Title: Executive Vice President


Date: October 3, 2001

                                   SCHEDULE I

                     MEMBERS OF THE BOARD OF DIRECTORS AND
                       EXECUTIVE OFFICERS OF THE COMPANY

   The name, business address, position with the Company, present principal occupation or employment and five-year employment history of each of the directors and executive officers of the Company, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth below. Unless otherwise indicated, each occupation set forth refers to the Company, each individual is a United States citizen and each individual's business address is 8 Alfred Circle, Bedford, Massachusetts 01730 or 245 Winter Street, Waltham, Massachusetts 02451. Unless otherwise indicated, to the knowledge of the Company, no director or executive officer of the Company has been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors) and no director or executive officer of the Company was a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

   John M. Albertine. Dr. Albertine, 57, has been a director of the Company since June 2001. Dr. Albertine has been a managing partner in High Street Capital Management, L.L.C., a private equity fund, since March 2001 and the chief executive officer of Albertine Enterprises, Inc., a consulting and merchant-banking firm, since 1990. He is also the founder and has been the chief executive officer of Jam Shoe Concepts, which operates a chain of retail shoe stores, since January 2000. Dr. Albertine is a director of Intermagnetics General Corp. and Semco Energy, Inc. He served as president of the American Business Conference, founded by Arthur Levitt, Jr., from 1981 until 1986, executive director of the Congressional Joint Economic Committee under Chairman Senator Lloyd Bentsen from 1979 until 1980 and the head of a presidential committee on aviation safety under President Ronald Reagan from 1987 until 1988. Dr. Albertine is also a director of Kadant.

   Anne T. Barrett. Ms. Barrett, 71, has been a director of the Company since July 1996. Ms. Barrett has been an independent consultant on investor relations and communications matters since her retirement from Thermo Electron in November 1993. Prior to that time, Ms. Barrett was director of corporate communications for Thermo Electron for more than five years.

   Sandra L. Lambert. Ms. Lambert, 46, has been vice president and general counsel of the Company and Kadant since August 2001 and has been the Company's secretary since its incorporation in February 1996. Ms. Lambert has also been Kadant's secretary since its inception in November 1991. Ms. Lambert served as vice president and secretary of Thermo Electron from March 1999 until August 2001, secretary and senior counsel of Thermo Electron from 1990 until March 1999 and associate general counsel of Thermo Electron from 1984 until 1990.

   Francis L. McKone. Mr. McKone, 66, has been a director of the Company since March 1998. Mr. McKone has been the chairman of the board of Albany International Corp., a worldwide supplier of paper-machine fabrics, since 1998. Mr. McKone was also the chief executive officer of Albany International Corp. from May 1993 until his retirement in October 2000. He is also a director of Albany International Corp. and Kadant.

   Thomas M. O'Brien. Mr. O'Brien, 50, has been chief financial officer, chief accounting officer and treasurer of the Company since August 2001. Mr. O'Brien has been Kadant's executive vice president since September 1998 and became Kadant's chief financial officer and treasurer in August 2001. He also served as Kadant's vice president, finance from 1991 until September 1998. From 1990 to 1991, Mr. O'Brien was chief financial officer and vice president of finance of Racal Interlan, Inc. Prior to 1990, Mr. O'Brien held various finance positions at Prime Computer, Compugraphic Corporation and the General Electric Company.

   Jonathan W. Painter. Mr. Painter, 42, has been the president and chief executive officer of the Company since May 2001, and has been a director of the Company since its incorporation in February 1996. Mr. Painter has been executive vice president of Kadant since September 1997, was treasurer of Thermo Electron from August 1994 through June 1997, and was treasurer of Kadant from October 1994 through June 1997.

   William A. Rainville. Mr. Rainville, 59, has been chairman of the board and a director of the Company since its incorporation in February 1996. Mr. Rainville has been president and chief executive officer of Kadant since its inception in November 1991, a director of Kadant since January 1992, and the chairman of its board of directors since August 2001. Mr. Rainville was a senior vice president of Thermo Electron from March 1993 through September 1998, and served as Thermo Electron's chief operating officer, recycling and resource recovery, from September 1998 until August 2001.

   Roger D. Wellington. Mr. Wellington, 74, has been a director of the Company since April 1998. Mr. Wellington serves as the president and chief executive officer of Wellington Consultants, Inc. and of Wellington Associates Inc., international business consulting firms he founded in 1994 and 1989, respectively. Mr. Wellington is also a director of Photoelectron Corporation.

   Stock Ownership. The following table sets forth the aggregate number and percentage of the Company's Common Stock owned by each director and executive officer of the Company as of June 30, 2001. No director or executive officer of the Company owned any Redemption Rights as of June 30, 2001.

                                                                              Number of
        Name(1)                                                               Shares(2)
        -------                                                               ---------
   John M. Albertine........................................................         0
   Anne T. Barrett..........................................................    23,000
   Sandra L. Lambert........................................................     5,000
   Francis L. McKone........................................................    20,050
   Thomas M. O'Brien........................................................    10,000
   Jonathan W. Painter......................................................    20,000
   William A. Rainville.....................................................    75,000
   Roger D. Wellington......................................................    15,470
   All directors and current executive officers as a group (8 persons)......   168,520

--------
(1) Except as reflected in the footnotes to this table, shares beneficially owned consist of shares owned by the indicated person or by that person for the benefit of minor children, and all share ownership includes sole voting and investment power.
(2) Shares of Common Stock beneficially owned by Ms. Barrett, Ms. Lambert, Mr. McKone, Mr. O'Brien, Mr. Painter, Mr. Rainville and Mr. Wellington and all directors and current executive officers as a group include 22,000, 5,000, 17,000, 10,000, 20,000, 75,000, 12,000 and 162,000 shares, respectively, that such person or group had the right to acquire within 60 days of June 30, 2001, through the exercise of stock options. Shares beneficially owned by Ms. Barrett include 1,000 shares held by a trust of which she and her spouse are the trustees. Shares beneficially owned by Mr. McKone and Mr. Wellington and by all directors and current executive officers as a group include 2,950, 2,470 and 5,420 shares, respectively, allocated through June 30, 2001 to their respective accounts maintained under the Company's Deferred Compensation Plan. None of the directors or the chief executive officer owned more than 1% of the Common Stock outstanding as of June 30, 2001; all directors and current executive officers as a group beneficially owned 1.46% of the Common Stock outstanding as of such date.

                     MEMBERS OF THE BOARD OF DIRECTORS AND

                       EXECUTIVE OFFICERS OF KADANT


   The name, business address, position with Kadant, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Kadant, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth below. Unless otherwise indicated, each occupation set forth refers to Kadant, each individual is a United States citizen and each individual's business address is 245 Winter Street, Waltham, Massachusetts 02451. Unless otherwise indicated, to the knowledge of Kadant, no director or executive officer of Kadant has been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors) and no director or executive officer of Kadant was a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.


   John M. Albertine. See biography above under "Members of the Board of Directors and Executive Officers of the Company."


   Jan-Eric Bergstedt. Mr. Bergstedt, 65, has been a vice president of Kadant and president of its AES Engineered Systems subsidiary since November 1993.


   Sandra L. Lambert. See biography above under "Members of the Board of Directors and Executive Officers of the Company."


   Francis L. McKone. See biography above under "Members of the Board of Directors and Executive Officers of the Company."


   Donald E. Noble. Mr. Noble, 86, has been a director of Kadant since January 1992. From December 1992 to May 2000, he served as Kadant's chairman of the board. For more than 20 years, from 1959 to 1980, Mr. Noble served as the chief executive officer of Rubbermaid Incorporated, first with the title of president and then as the chairman of the board.


   Thomas M. O'Brien. See biography above under "Members of the Board of Directors and Executive Officers of the Company."


   Jonathan W. Painter. See biography above under "Members of the Board of Directors and Executive Officers of the Company."


   William A. Rainville. See biography above under "Members of the Board of Directors and Executive Officers of the Company."


   Edward J. Sindoni. Mr. Sindoni, 56, has been vice president of Kadant since November 1991, president of Kadant's Thermo Web Systems Inc. subsidiary since January 1993, and was senior vice president of Thermo Web Systems Inc. from 1987 to January 1993.

   Stock Ownership. The following table sets forth the aggregate number and percentage of the Company's Common Stock owned by each director and executive officer of Kadant as of June 30, 2001. No director or executive officer of Kadant owned any Redemption Rights as of June 30, 2001.



                                                                      Number of
        Name(1)                                                       Shares(2)
        -------                                                       ---------
   John M. Albertine.................................................        0
   Jan-Eric Bergstedt................................................   19,500
   Sandra L. Lambert.................................................    5,000
   Francis L. McKone.................................................   20,050
   Donald E. Noble...................................................    1,500
   Thomas M. O'Brien.................................................   10,000
   Jonathan W. Painter...............................................   20,000
   William A. Rainville..............................................   75,000
   Edward J. Sindoni.................................................   10,000
   All directors and current executive officers as a group (9 persons).........................................................  161,050

--------
(1) Except as reflected in the footnotes to this table, shares beneficially owned consist of shares owned by the indicated person or by that person for the benefit of minor children, and all share ownership includes sole voting and investment power.
(2) Shares of Common Stock beneficially owned by Mr. Bergstedt, Ms. Lambert, Mr. McKone, Mr. Noble, Mr. O'Brien, Mr. Painter, Mr. Rainville and Mr. Sindoni and all directors and current executive officers as a group include 19,500, 5,000, 17,000, 1,500, 10,000, 20,000, 75,000, 10,000 and 158,000
    shares, respectively, that such person or group had the right to acquire within 60 days of June 30, 2001, through the exercise of stock options. None of the directors or executive officers owned more than 1% of the Common Stock outstanding as of June 30, 2001; all directors and current executive officers as a group beneficially owned approximately 1.4% of the Common Stock outstanding as of such date.

                                 EXHIBIT INDEX


  Exhibit                               Description
  -------                               -----------
 12(a)(1)  Notice, dated July 23, 2001, of pending commencement of redemption period (filed with Thermo Fibergen's Tender Offer Statement on
           Schedule TO-C [File No. 005-51361] and incorporated herein by reference).

 12(a)(2)  Form of Redemption Right Certificate (filed as Exhibit 4.4 to Thermo
           Fibergen's Registration Statement on Form S-1 [Reg. No. 333-07585] and incorporated herein by reference).

 12(a)(3) Form of letter to brokers, dealers and other financial intermediaries.

 12(a)(4) Form of letter to clients of brokers, dealers and financial intermediaries.

 12(a)(5)* Press Release dated September 24, 2001.

 12(b)*    Promissory Note dated August 24, 2001.

 12(d)(1)  Form of Guarantee of Thermo Electron (filed as Exhibit 4.1 to Thermo
           Fibergen's Registration Statement on Form S-1 [Reg. No. 333-07585] and incorporated herein by reference).

 12(d)(2) Plan and Agreement of Distribution, dated as of August 3, 2001, by and between Thermo Electron and Kadant (filed as Exhibit 99.3 to
           Kadant's Current Report on Form 8-K filed on August 6, 2001 [File
           No. 001-11406] and incorporated herein by reference).

 12(d)(3)  Amended and Restated Master Cash Management, Guarantee
           Reimbursement, and Loan Agreement, dated as of June 1, 1999, by and between Thermo Electron and Thermo Fibergen (filed as Exhibit 10.1 to Thermo Fibergen's Quarterly Report on Form 10-Q for the quarter ended July 3, 1999 [File No. 1-12137] and incorporated herein by reference).

--------
*Previously filed.